

Mail Stop 4546

June 9, 2017

Via E-mail
Mr. John L. Sennott, Jr.
Senior Vice President, Principal Financial Officer
Alleghany Corporation
1411 Broadway, 34th Floor
New York, NY 10018

Re: Alleghany Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 22, 2017
File No. 001-09371

Dear Mr. Sennott:

We have reviewed your May 17, 2017 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements
6. Liability for Loss and LAE
(c) Supplementary Information on Incurred and Paid Loss and LAE Development, page 150

1.   Refer to your response to our prior comment 4 in our May 3, 2017 letter. We acknowledge your statement that your ability to provide accident year incurred and paid loss and LAE information for each line within reinsurance segment – casualty & other would require significant undue effort. The table on page 3 of your response depicts reinsurance segment – casualty & other into two categories: 1) D&O, E&O, general liability and medical malpractice and 2) all other lines. Each of these categories, as indicated in the table, are material as a percentage of your net loss and LAE reserves as of December 31, 2016, and presumably each category's net premiums earned and net loss and LAE incurred and paid for the year then ended is material as a percentage of their respective consolidated totals. Information in the table about these two categories suggests that reinsurance segment – casualty & other includes the aggregation of lines

that have significantly different settlement durations. In order for us to more fully evaluate the appropriateness of this aggregation including your assertion that the aggregation does not obscure the overall characteristics of the claims liabilities, their reporting patterns, payout patterns or duration presented, and additional disaggregation would not provide an investor with additional insight into your business, please provide us incurred and paid loss and LAE information for each of the two categories identified above similar to what would be required under ASC 944-40-50-4B and 50-4D.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance